Room 4561

May 1, 2006

Mr. Andrew J. Brown
Senior Vice President and Chief Financial Officer
Palm, Inc.
950 West Maude Avenue
Sunnyvale, California 94085

      Re: **Palm, Inc.**
               Form 10-K for the Fiscal Year Ended June 3, 2005
               Filed July 29, 2005
               File No. 0-29597

Dear Mr. Brown:

      We have reviewed your response letter dated April 5, 2006 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended June 3, 2005</u>

<u>Item 8. Financial Statements</u>

<u>Note 2. Significant Accounting Policies</u>

<u>Revenue Recognition, page 58</u>

1.	We have read your response to prior comment number 3 and note that you only refer to warranty costs and telephone support. However, we note that you offer downloadable updates from your website (http://www.palm.com/us/support/) that may offer additional functionality to your customers. Please tell us more about these updates and their effect on revenue recognition for your handheld products.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

	You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding this comment.

				Very truly yours,

				Brad Skinner
				Accounting Branch Chief